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                                                       EXHIBIT 7.1

DEMAND PROMISSORY NOTE



$2,250,000.00                                          August 31, 1995
                                                       Cleveland, Ohio



     On Demand, for value received, the undersigned, Black Bear Realty, Ltd., an Ohio limited liability company ( Borrower ), promises to pay to the order of Richard M. Osborne, at 7001 Center Street, Mentor, Ohio 44060 ( Lender ), or at such other place as the holder hereof may designate in writing, the principal balance of this Demand Promissory Note, together with interest on the unpaid principal balance at the rate of nine percent (9%) per annum. Interest shall be payable monthly on the first of each month or when demanded, whichever occurs first. Borrower by request to Lender may draw down up to Two Million Two Hundred Fifty Thousand Dollars and 00/100 ($2,250,000.00) under this Demand Promissory Note; including an initial draw of One Million Thirty-Five Thousand Dollars and 00/100 ($1,035,000.00) as of the date hereof. If any interest is unpaid when due, such unpaid interest shall be added to the principal balance of this Demand Promissory Note.

     This Demand Promissory Note may be paid prior to demand, at any time, in whole or in part, without premium or penalty therefor, with interest to the date of prepayment.

     THIS DEMAND PROMISSORY NOTE is executed at Cleveland, Cuyahoga County, Ohio as of the date above written.


                              BLACK BEAR REALTY, LTD



                              By: /s/ Richard M. Osborne
                                  ---------------------------
                                  Richard M. Osborne, Managing Member